FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the month of December 2012

                        Commission File Number 2 - 68279

                               RICOH COMPANY, LTD.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

               13-1, Ginza 8-Chome, Chuo-ku, Tokyo 104-8222, Japan
               ---------------------------------------------------
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

      Form 20-F    X      Form 40-F    __

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __ )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __ )

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes    __      No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__ )


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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            Ricoh Company, Ltd.
                                            ------------------------------
                                            (Registrant)

                                            By:  /S/  Zenji Miura
                                            ------------------------------
                                            Zenji Miura
                                            Deputy President and
                                            Chief Financial Officer
January 31, 2013

                                                                    [LOGO FASF]

                                                               January 31, 2013

             Company Name Ricoh Company, Ltd.
             President and C.E.O. Shiro Kondo
             (Code Number: 7752 First Section of the Tokyo Stock Exchange, Osaka Securities Exchange, Nagoya Stock Exchange Inc., Fukuoka Stock Exchange, and Sapporo Securities Exchange)
             Contact: Yutaka Kaneko, General Manager, PR Department Tel. 03-6278-5228

    NOTIFICATION REGARDING THE REORGANIZATION OF DOMESTIC DESIGN/PRODUCTION
                                   FUNCTIONS

At the today's meeting of the Board of Directors of our Company, the reorganization of domestic design/production functions was decided, and we are now notifying you of the details of this decision.
For this reorganization, the absorption-type split causes RICOH Technologies COMPANY, LTD., which is a wholly-owned subsidiary of Ricoh Company, Ltd., to succeed some portion of the design functions of the company.
At the same time, the absorption-type split causes RICOH Industry Co., Ltd., which is a wholly-owned subsidiary of Ricoh Company, Ltd., to succeed some portion of the production functions of the company.

I. OBJECTIVE OF THE REORGANIZATION
   1. Design Functions
       By transferring the design functions of Tohoku Ricoh Co., Ltd., Ricoh Unitechno Co., Ltd., and Ricoh Elemex Corporation and some portion of the design functions of Ricoh Company, Ltd., to the new company, the Company aims to maximize the design efficiency and development capability through the construction of a development system and mechanism unrestricted by the boundaries of companies and organizations. As a result, development productivity will be further pursued in the main business field, and low cost engineering capacity will be improved, along with strengthening customer service. In addition, the Company will accelerate the construction of a system that can invest resources in new business fields, growth and reinforcement.

   2. Production Functions
       By transferring the production functions of Tohoku Ricoh Co., Ltd., Ricoh Printing Systems, Ltd., and Ricoh Unitechno Co., Ltd., and some portion of the production functions of Ricoh Company, Ltd., to the new company, the Company aims to reorganize the system to permit effective utilization of the overall management resources of the Ricoh Group. The aim of the new company is to strengthen human resource development and its collective capability to succeed, carry over and develop the manufacturing technologies of the Ricoh Group globally, as a leading manufacturing company that can also contribute to enhancing technical development in the next generation,

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

       including products, key parts and new business fields.

II. SUMMARY OF THE REORGANIZATION
1) Partial Business Transfer to RICOH Technologies COMPANY, LTD.
1. Summary of the Absorption-Type Split
(1) Timetable for the Company Split
       Meeting of the Board of Directors (Approval of the Agreement for the Company Split)
       January 31, 2013
       Conclusion of the Agreement for the Company Split
       January 31, 2013
       Scheduled date of the Company Split (Effective Date of the Company Split) April 1, 2013

       Note:Since the company split satisfies the conditions described under
            Article 784, paragraph 3 of the Company Act, obtaining approval at the Company's general meeting of shareholders concerning the Split Agreement of the Company is not required.

(2) Method of Company Split
    (a) Method of Company Split
       This is an absorption-type split in which Ricoh will be the Splitting Company and RICOH Technologies COMPANY, LTD. will be the Successor Company.

    (b) Reasons for Adopting the Absorption-Type Split
       The absorption-type split is adopted from the perspectives of reorganization speed within the group targeted wholly-owned subsidiaries of Ricoh Company, Ltd., and convenience of the legal procedures.

(3) Share Allocation
     This is an absorption-type split with no allocation of shares or other property to the Successor Company.

(4) Subscription Rights and Bonds with Subscription Rights
     Ricoh has not issued subscription rights and bonds with subscription rights.

(5) Decrease in Capital Due to the Company Split
     There will be no change in the capital of the Company as a result of the split.

(6) Rights and Obligations to be Transferred to the Successor Company
     All assets, liabilities, status of agreement, and other rights and obligations of the Company related to the businesses to be split (businesses stipulated in (II1) 3 (1) shall be transferred to the Successor Company, RICOH Technologies COMPANY, LTD., as of the effective date of this company split.

(7) Expected Performance of Obligation
     Since sufficient net assets are expected to be secured after the effective date of the company split, there are no concerns regarding the fulfillment of obligations by the Company and RICOH Technologies COMPANY, LTD..

2. Overview of the Parties of the Company Split

                                                        As of December 31, 2012

(1) Corporate Name                                   Ricoh Company, Ltd.               RICOH Technologies COMPANY, LTD.
                                                     (Splitting Company)                     (Successor Company)
(2) Business                               Development/manufacturing/sales and       Development/design, sales, etc. of
                                           service of OA equipment, optical          peripheral equipment and consumable
                                           equipment and other devices               parts for OA equipment, optical
                                                                                     equipment and printers
(3) Date of Establishment                              February 6, 1936                       December 19, 2012
(4) Headquarters                               1-3-6 Nakamagome, Oota-ku, Tokyo      810 Shimo-Izumi, Ebina-shi, Kanagawa
                                                                                     Prefecture
(5) Representative                            Shiro Kondo, President and C.E.O.            Minoru Saito, President
(6) Capital                                          135,364 million yen                        10 million yen
(7) Number of Total Shares                            744,912,078 shares                          200 shares
Issued *
(8) Net Assets *                              904,600 million yen (consolidated)                10 million yen
(9) Total Assets *                           2,343,072 million yen (consolidated)               10 million yen
(10) Accounting Date                                       March 31                                March 31
(11) Major Shareholders and Percentage of   The Master Trust Bank of Japan (Trust            Ricoh Company, Ltd.
Shares Held *                                          Account) 11.38%                             100.00%
                                           Japan Trustee Services Bank, Ltd. (Trust
                                                        account) 9.35%
                                             Nippon Life Insurance Company 4.94%
                                           Japan Trustee Services Bank, Ltd. (Trust
                                                       account 9) 3.67%
                                              Bank of Tokyo-Mitsubishi UFJ 2.89%

3. Overview of the Business Units to be Split
(1) Details of the Business Units to be Split
   In the business of Design and Development related to image system equipment, design of peripheral equipment, recycled equipment, wide electrophotographic cameras and packaging, and direct sales of printers

(2)Operating Results of the Business Units to Be Split (ending March 31, 2012)

                          Results of the
                      businesses to be split
   Operating revenue
   (million yen)      630

(3) Breakdown Showing the Assets and Liabilites to be Transferred, as well as the Amounts (As of December 31, 2012)

                Assets                                 Liabilities
---------------------------------------- ----------------------------------------
Item                          Book Value Item                          Book Value
Current Assets (million yen)      15     Current Assets (million yen)      42
Fixed Assets (million yen)        62     Fixed Assets (million yen)         0
Total (million yen)               78     Total (million yen)               42

   Note: The amount of assets and liablities to be transferred will be finalized after making adjustments of the increase or decrease to the amount stated above by the effective date of the company split.

(4) Status of the Company Following the Split
       There will be no change in the title, business operation, headquarters location, representatives, capital stock or accounting period as a result of the company split.

(5)Impact on Business Results
       The company split will have no impact on the conslidated business performance.
       The impact of the company split on the non-conslidated business performance is expected to be negligible.

2) PARTIAL BUSINESS TRANSFER TO RICOH INDUSTRY CO., LTD.
1. Summary of the Company Split
(1)Timetable for the Company Split
       Meeting of the Board of Directors (Approval of the Agreement for the Company Split)
       January 31, 2013
       Conclusion of the Agreement for the Company Split
       January 31, 2013
       Scheduled date of the Company Split (Effective Date of the Company Split) April 1, 2013

   Note: Since the company split satisfies the conditions described under
   Article 784, paragraph 3 of the Company Act, obtaining approval at the Company's general meeting of shareholders concerning the Split Agreement of the Company is not required.

(2)Method of Company Split
   (a) Method of Company Split
       This is an absorption-type split in which Ricoh will be the Splitting Company and RICOH Industry Co., Ltd. will be the Successor Company.
   (b) Reasons for Adopting the Absorption-Type Split
       The absorption-type split is adopted from the perspectives of reorganization speed within the group targeted wholly-owned subsidiaries of the Ricoh Company, Ltd., and convenience of the legal procedures.

(3) Share Allocation
       This is an absorption-type company split with no allocation of shares or other property to the Successor Company.

(4)Subscription Rights and Bonds with Subscription Rights
       Ricoh has not issued subscription rights and bonds with subscription rights.

(5) Decrease in Capital Due to the Company Split
       There will be no change in the capital of the Company as a result of the split.

(6)Rights and Obligations to be Transferred to the Successor Company
       All assets, liabilities, status of agreement, and other rights and obligations of the Company related to the businesses to be split (businesses stipulated in (II2) 3 (1) shall be transferred to the Successor Company, RICOH Industry Co., Ltd., as of the effective date of this company split.

(7) Expected Performance of Obligation
  Since sufficient net assets are expected to be secured after the effective date of the company split, there are no concerns about the fulfillment of obligations by the Company and RICOH Industry Co., Ltd.

2. Overview of the Parties of the Company Split
                                                        As of December 31, 2012

(1) Corporate Name                                  Ricoh Company, Ltd.                   RICOH Industry Co., Ltd.
                                                    (Splitting Company)                      (Successor Company)
(2) Business                               Development/manufacturing/sales and    Manufacturing and sales of OA
                                           service of OA equipment, optical       equipment, optical equipment printers and
                                           equipment and other devices            their peripheral equipment, consumable
                                                                                  products, etc., and development, design,
                                                                                  manufacturing and sales of industrial-use
                                                                                  electric machinery, materials, and parts.
(3) Date of Establishment                            February 6, 1936                         December 19, 2012
(4) Headquarters                             1-3-5 Nakamagome, Oota-ku, Tokyo           1005 Shimoogino, Atsugi-shi,
                                                                                             Kanagawa Prefecture
(5) Representative                           Shiro Kondo, President and C.E.O.          Masayuki Ishihara, President
(6) Capital                                         135,364 million yen                       * 100 million yen
(7) Number of Total Shares Issued *                 744,912,078 shares                           200 shares
(8) Net Assets *                            904,600 million yen (consolidated)                 10 million yen
(9) Total Assets *                         2,343,072 million yen (consolidated)                10 million yen
(10) Accounting Date                                     March 31                                 March 31
(11) Major Shareholders and Percentage of  The Master Trust Bank of Japan         Ricoh Company, Ltd.       100.00%
Shares Held *                              (Trust Account)   11.38%
                                           Japan Trustee Services Bank, Ltd.
                                           (Trust account)   9.35%
                                           Nippon Life Insurance
                                           Company   4.94%
                                           Japan Trustee Services Bank, Ltd.
                                           (Trust account 9)   3.67%
                                           Bank of Tokyo-Mitsubishi UFJ    2.89%

* Current Capital is 10 million yen. It is due to change into 100 million yen from April 2013.

3. Overview of the Business Units to be Split
(1) Details of the Business Units to be Split
  Businesses in Japan related to image system equipment and their parts:
       1) Mass production, maintaining mass production and development of production technologies
       2) Design of dies, jigs and machines related to production and their manufacturing

(2) Operating Results of the Business Units to be Split (Ending March 31, 2012)
                       Results of businesses to
                               be split
   Operating revenues
   (million yen)                 236

(3) Breakdown Showing the Assets and Liabilities to be Transferred, as well as the Amounts (As of December 31, 2012)

                 Assets                                 Liabilities
----------------------------------------- ----------------------------------------
Item                          Book Value  Item                          Book Value
Current Assets (million yen)    1,694     Current Assets (million yen)     398
Fixed Assets (million yen)      1,428     Fixed Assets (million yen)         0
Total (million yen)             3,123     Total (million yen)              398

   Note: The amount of assets and liabilities to be transferred will be finalized after making adjustments of the increase or decrease to the amount stated above by the effective date of the company split.

(4) Status of the Company Following the Split
       There will be no change in the title, business operation, headquarters location, representatives, capital stock, or accounting period as a result of the company split.

(5) Impact on Business Performance
       The company split will have no impact on the consolidated business performance.
       The impact of the company split on the non-consolidated business performance is expected to be negligible.

III. FUTURE OUTLOOK
Both reorganizations will take place between the Company and a wholly-owned consolidated subsidiary of the Company, and the impact of the company split on the consolidated business performance of the Company will be negligible. For the midterm, higher efficiency of the entire group will be promoted through this reorganization, and the system to achieve higher profit will be constructed to maximize the corporate value of the entire group.
                                                                            End

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